                                                                     [EXHIBIT 9]


THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada  89109
(702) 792-7000

Attorneys for Defendant
ITT CORPORATION





                             UNITED STATES DISTRICT COURT

                                  DISTRICT OF NEVADA


HILTON HOTELS CORPORATION and     )
HLT CORPORATION,                  )    Case No. CV-S-97-95-PMP(RLH)
                                  )
              Plaintiffs,         )
                                  )
    vs.                           )
                                  )
ITT CORPORATION,                  )

              Defendant.
-----------------------------------

ITT CORPORATION,                  )
                                  )
              Defendant and       )
              Counterclaimant,    )
                                  )
    vs.                           )
                                  )
HILTON HOTELS CORPORATION and     )
HLT CORPORATION,                  )
                                  )
              Plaintiffs and      )
              Counterdefendants.  )
-----------------------------------


                  ITT CORPORATION'S ANSWER AND COUNTERCLAIM

    Defendant ITT Corporation ("ITT"), for its answer to the complaint of plaintiffs Hilton Hotels Corporation and HLT Corporation (collectively "Hilton"), admits, denies and alleges as follows:

                                 NATURE OF THE ACTION

    1. ITT denies the allegations of the first sentence of paragraph 1, except admits that on January 27, 1997, Hilton issued a press release entitled "Hilton Offers to Acquire ITT Corporation" and refers to that press release for its contents. ITT denies knowledge or information sufficient to form a belief as to the truth of the second and third sentences of paragraph 1 regarding Hilton's motivations in bringing this Complaint and refers to the Complaint for its contents.

    2.   ITT admits the allegations of paragraph 2.

    3. ITT admits the allegations of the first sentence of paragraph 3, and, with respect to the allegations of the second sentence of that paragraph, admits that HLT Corporation is a wholly-owned subsidiary of Hilton Hotels Corporation and denies all remaining allegations on lack of information and belief.

    4.   ITT admits the allegations of paragraph 4.

                           JURISDICTION AND VENUE

    5. ITT admits the allegations of paragraph 5 that jurisdiction exists pursuant to 28 U.S.C. Section 1332(a) and further admits that, as to Hilton's claims arising under the Federal antitrust laws, jurisdiction exists pursuant to 28 U.S.C. Sections 1331 and 1337 and 15 U.S.C. Sections 4 and 26 but denies that jurisdiction exists pursuant to any Federal question other than Federal antitrust laws.

    6. ITT admits the allegations of paragraph 6 that venue is proper in the unofficial southern division of the District of Nevada pursuant to 28 U.S.C.
Section 1391 (b) and (c) and LR 1A 8-1, and admits that venue is proper as to Hilton's claims arising under the Federal antitrust laws under 15 U.S.C. Sections 15, 22 and 26 but denies those provisions are applicable for any other reason.


                                  THE PROXY CONTEXT

    7. Answering the allegations of paragraph 7, ITT admits in the last quarter of 1996 an investment banker telephoned one of ITT's advisors and asked whether ITT was interested in engaging in preliminary, general discussions concerning a transaction between the two corporations, and that the ITT advisor informed the investment banker that ITT was not interested in such discussions and, except as so admitted, ITT denies all remaining allegations of that paragraph.

    8. ITT denies knowledge or information sufficient to form a belief as to the motivations of Hilton described in paragraph 8; admits that on January 27, 1997, Hilton issued a press release entitled "Hilton Offers to Acquire ITT Corporation" and refers to that press release for its contents; and denies the remaining allegations of paragraph 8.

    9.   ITT denies the allegations of paragraph 9.

    10. ITT denies the allegations of the first sentence of paragraph 10, and denies knowledge or information sufficient to form a belief as to the truth of the allegations in the second sentence of paragraph 10.

                                    ITT'S BY-LAWS

    11. As to the first three sentences of paragraph 11, ITT admits that it has Amended and Restated By-Laws and refers to those By-Laws for their contents and, except as so admitted, ITT denies the remaining allegations of the first three sentences of paragraph 11. As to the fourth sentence of paragraph 11, ITT admits that an August 30, 1995 Notice of Special Meeting and Proxy Statement described to the stockholders, among other things, various aspects of the Company's By-Laws and Nevada law and refers to the Proxy Statement for its contents and, except as so admitted, ITT denies the remaining allegations of the fourth sentence of paragraph 11.

    12. As to the first sentence of paragraph 12, ITT admits that the 1996 annual meeting of stockholders was held on May 14, 1996 and that the stockholders elected 11 directors to the ITT board. As to the second sentence of paragraph 12, ITT denies knowledge or information sufficient to form a belief as to the intentions of Hilton and admits the existence of the ITT By-Laws and refers to the By-Laws for their content. ITT denies the remaining allegations of paragraph 12.

                                FIRST CLAIM FOR RELIEF
                                 (Injunctive Relief)

    13. Answering the allegations of paragraph 13, ITT repeats and realleges its answers to paragraphs 1 through 12, inclusive, as if fully restated herein.

    14. ITT alleges that the self-serving and speculative allegations of paragraph 14 call for a legal conclusion, and that ITT is required neither to admit nor to deny in response.

    15. With respect to the allegations of paragraph 15, ITT admits the existence of the ITT By-Laws, and refers to them for their content and denies the rest of the allegations.

    16. ITT denies knowledge or information sufficient to form a belief as to the truth of the allegations of paragraph 16.

    17. ITT alleges that the allegations of paragraph 17 are speculative and call for a legal conclusion and that ITT is required neither to admit nor to deny in response.

    18.  ITT denies the allegations of paragraph 18.


                               SECOND CLAIM FOR RELIEF
                                 (Injunctive Relief)

    19. Answering the allegations of paragraph 19, ITT repeats and realleges its answers to paragraphs 1 through 18, inclusive, as if fully restated herein.

    20. With respect to the allegations of paragraph 20, ITT admits there is a Rights Agreement between ITT and the Bank of New York as Rights Agent and that an August 30, 1995 Notice of Special Meeting and Proxy Statement described to the stockholders, among other things, the Rights Agreement and refers to the Rights Agreement and the Proxy Statement for their contents. Except as so admitted, ITT denies the allegations of paragraph 20.

    21. With respect to the first sentence of paragraph 21, ITT admits the existence of Nevada General Corporation Law Sections 78.378 to 78.3793 relating to control share acquisitions and Sections 78.411 to 78.444 relating to certain business combinations and refers to those statutes for their contents. With respect to the second sentence of paragraph 21, ITT admits that an August 30, 1995 Notice of Special Meeting and Proxy Statement described to the stockholders, among other things, various aspects of the Company's By-Laws and Nevada law and refers to the Proxy Statement for its contents. Except as so admitted, ITT denies the allegations of paragraph 21.

    22. With respect to the allegations of paragraph 22, ITT admits the existence of Nevada General Corporation Law Sections 78.378 to 78.3793 relating to control share acquisitions and refers to those statutes for their contents and admits that ITT's Amended and Restated Articles of Incorporation and By-Laws do not exclude ITT from those provisions. Except as so admitted, ITT denies the allegations of paragraph 22.

    23. With respect to the allegations of paragraph 23, ITT admits the existence of Nevada General Corporation Law Sections 78.411 to 78.444 relating to certain business combinations and refers to those statutes for their contents and, except as so admitted, ITT denies the remaining allegations of paragraph 23.

    24.  ITT denies the allegations of paragraph 24.

    25.  ITT denies the allegations of paragraph 25.

                                THIRD CLAIM FOR RELIEF
                                 (Declaratory Relief)

    26. Answering the allegations of paragraph 26, ITT repeats and realleges its answers to paragraphs 1 through 25, inclusive, as if fully restated herein.

    27. ITT admits the allegations of the first sentence of paragraph 27. As to the second sentence of paragraph 27, ITT admits that it has filed with the Securities and Exchange Commission a Form 10-K for the fiscal year ended December 31, 1995, and refers to the Form 10-K for its contents. Except as so admitted, ITT denies the allegations of paragraph 27.

    28.  ITT denies the allegations of paragraph 28.

    29.  ITT denies the allegations of paragraph 29.

    30. ITT denies the allegations of paragraph 30, except admits that Hilton's Offer and Proposed Squeeze Out Merger violate the antitrust laws.

    31.  ITT denies the allegations of paragraph 31.

                                 AFFIRMATIVE DEFENSES

                              FIRST AFFIRMATIVE DEFENSE

    The complaint fails to state a claim upon which relief can be granted.

                              SECOND AFFIRMATIVE DEFENSE

    The complaint fails to state a case or controversy sufficient to support the grant of any form of declaratory relief.

                              THIRD AFFIRMATIVE DEFENSE

    The complaint fails to set forth the necessary elements to support the grant of any form of injunctive relief.

                              FOURTH AFFIRMATIVE DEFENSE

    Hilton's claims for relief are barred by the doctrine of unclean hands.

                              FIFTH AFFIRMATIVE DEFENSE

    Hilton's claims for relief are barred by the doctrine of estoppel.

                              SIXTH AFFIRMATIVE DEFENSE

    This Court should enter judgment that Hilton's Offer and Proposed Squeeze Out Merger violate the antitrust laws.

                                     COUNTERCLAIM

         Defendant and counterclaimant ITT Corporation ("ITT"), for its Counterclaim against plaintiffs and counterdefendants Hilton Hotels Corporation and HLT Corporation (collectively, "Hilton"), alleges upon knowledge with respect to its own acts and upon information and belief as to all other matters, as follows:

                                JURISDICTION AND VENUE

     1. This court has jurisdiction over this Counterclaim pursuant to 28 U.S.C. Sections 1331, 1332 and 1337 and 15 U.S.C. Section 78aa.

     2. Venue is proper in the unofficial Southern Division of this District pursuant to 28 U.S.C. Section 1391, 15 U.S.C. Section 78aa and LR 1A 8-1.


                                     THE PARTIES

     3. ITT is a corporation organized and existing under the laws of the State of Nevada, with its principal executive offices maintained in New York, New York.

     4. Hilton Hotels Corporation is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices in Beverly Hills, California.

     5. HLT Corporation is a corporation organized and existing under the laws of the State of Delaware, with its principal place of business in Beverly Hills, California. HLT Corporation is a wholly-owned subsidiary of Hilton Hotels Corporation.

                              NATURE OF THE COUNTERCLAIM

     6. Nevada law explicitly permits ITT's Board of Directors to consider a wide variety of factors in determining how to respond to Hilton's two-tiered, front-end loaded, coercive tender offer (the "Offer"). Those factors, as specified in N.R.S. Section 78.138, include the interests of ITT's employees, suppliers, creditors and customers; the economy of the State and Nation; the interests of the community and of society; and the long-term and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     7. In considering Hilton's Offer, ITT's Board took the statutory factors into account. As a result, on February 11, 1997, ITT's Board, a majority of which consists of independent, outside directors, unanimously voted to recommend that ITT's stockholders reject the Offer and not tender their shares. As is set forth more fully in ITT's Solicitation/Recommendation Statement on Schedule 14D-9 to be mailed to all ITT stockholders (a copy of which, without the exhibits thereto, is attached hereto as Exhibit A):

    a. the Offer, and Hilton's announced intention, following successful completion of the Offer, to engage in a merger with ITT in which each remaining share of ITT common stock would be exchanged for shares of Hilton common stock nominally valued at $55 (the "Proposed Squeeze Out Merger"), does not reflect the inherent value of ITT;

    b. ITT's financial advisors, Lazard Freres & Co. LLC and Goldman, Sachs & Co., opined that the consideration to be received by ITT's stockholders in the Offer and Proposed Squeeze Out Merger is inadequate;

    c. pursuit of ITT's strategic plan will produce greater short-term and long-term value for the stockholders than the Offer and Proposed Squeeze Out Merger;

    d. the Offer and Proposed Squeeze Out Merger are having a disruptive effect on ITT and have the potential to have an adverse affect on the interests of ITT's employees, suppliers, creditors and customers; the economies of the State of Nevada and the Nation; and the interests of the communities in which ITT operates;

    e. due to uncertainties about the actual value of the Proposed Squeeze Out Merger and the merits of a longer-term investment in Hilton, the Offer is part of a two-tiered, front-end loaded transaction that is intended to coerce stockholders to tender their shares into the Offer to avoid receiving in the Proposed Squeeze Out Merger shares of Hilton common stock nominally valued at $55, but of uncertain actual value;

    f. Hilton fails to disclose information regarding the role of HFS Incorporated ("HFS") in the Offer and Proposed Squeeze Out Merger, including the potential negative impact of HFS's involvement on the value of ITT's Sheraton and Four Points hotel businesses and the risk of termination of ITT hotel management contracts and franchise agreements;

    g. ITT's Board is concerned about Hilton's access to and misuse of confidential ITT information; and

    h. ITT's Board is concerned about antitrust violations and gaming law issues relating to a combination of ITT and Hilton which create uncertainty as to whether the conditions of the Offer will be met.

     8. Even before Hilton had actually commenced its two-tiered, front-end loaded and coercive Offer, it filed a Complaint in this Court relating to, among other things, the serious antitrust issues raised by the Offer. Thus, in addition to an entirely speculative claim, unsupported by even a shred of evidence, that, if Hilton chose to nominate only 11 directors, the Board would thereafter increase the number of directors to 25 to preclude Hilton from obtaining a majority, Hilton brought suit against ITT for a declaration that ITT had no standing to assert antitrust issues against Hilton. So concerned was Hilton about a lawsuit in the Second Circuit, where Hilton concedes that ITT would have standing, that Hilton even sought a temporary restraining order against ITT's filing antitrust claims elsewhere. Indeed, Hilton even purported to be concerned that ITT would file an antitrust claim in state court, even though federal courts have exclusive jurisdiction over Sherman Act and Clayton Act claims.

     9. Even though Hilton's lawyers are so concerned about the preclusive effect of the antitrust laws on the Offer, Hilton has failed to disclose these risks to ITT's stockholders. Thus, this

Counterclaim addresses Hilton's failure to disclose in its Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") material risks arising out of these obvious antitrust issues. This is not the only way in which Hilton has failed to provide ITT's stockholders with sufficient information about whether to tender, hold or sell their shares. For example, Hilton has failed to disclose in its Schedule 14D-1 material information concerning the role of HFS in Hilton's Offer and Proposed Squeeze Out Merger.

    10. ITT also brings this Counterclaim because of Hilton's misuse of confidential ITT information to the detriment of ITT and its stockholders. Hilton has access to confidential ITT information both through its Board of Directors and because it has hired Latham & Watkins, one of ITT's outside counsel. If Hilton is permitted to continue to use this confidential information, ITT and its stockholders will be irreparably injured. Indeed, Hilton has disclosed that, from January 21, 1997 through January 24, 1997, and while in possession of this confidential information, Hilton purchased, on the open market, a total of 315,500 shares of the common stock of ITT at prices well below the price in the Offer and even further below ITT's inherent value.

    11. This Counterclaim seeks injunctive relief requiring Hilton to dismiss counsel which are tainted by violation of ethical duties owed to ITT and prohibiting Hilton from proceeding with the Offer which is tainted by Hilton's misappropriation and misuse of confidential ITT information. This Counterclaim also seeks injunctive relief, in the event the Offer is not enjoined, requiring Hilton to disclose and file the information required under the Federal Securities Laws.

                                     THE FACTS

HILTON'S MISUSE OF CONFIDENTIAL ITT INFORMATION

    12. The Offer and Proposed Squeeze Out Merger are the product of the misuse of confidential ITT information from at least two sources. First, through certain of its directors, Hilton has had access to confidential ITT information in violation of a contractual confidentiality agreement. Second, through counsel, Hilton has had access to confidential ITT information in violation of ethical duties owed to ITT.

    13. In early February 1996, representatives of ITT initiated discussions with representatives of Bally Entertainment Corporation ("Bally") regarding a possible acquisition of Bally. To facilitate those discussions, ITT and Bally executed a Confidentiality Agreement (the "Agreement") on February 16, 1996 (a copy of the Agreement is attached hereto as Exhibit B). In response to Bally's request for confidential information regarding ITT, ITT disclosed to Bally, under the Agreement, highly confidential and competitively sensitive information that is highly valuable to ITT's competitors, disclosure of which would be very damaging to ITT and its stockholders.
Under the Agreement, which will not expire until February 16, 1998, Bally agreed that it would keep all Evaluation Material, i.e., all non-public ITT information, strictly confidential, that it would use the Evaluation Material solely for the purpose of evaluating the proposed acquisition of Bally by ITT, and that it would not use the Evaluation Material in any way either directly or indirectly detrimental to ITT.

    14. In March 1996, pursuant to the terms of the Agreement, Lee Hillman, Bally's Chief Financial Offer at the time, and Emanuel "Manny" Pearlman, a consultant retained by Bally and a long time associate of Arthur Goldberg (Bally's Chairman and Chief Executive Officer at the time), were permitted to review highly confidential, non-public, competitively sensitive ITT material and received certain other highly confidential, non-public, competitively sensitive information from representatives of ITT (collectively, the "Inside Information"). Included in the Inside Information reviewed and received by Hillman and Pearlman were, among other things: (1) highly detailed historical financial information, (2) asset valuations, (3) operating plans, (4) expansion plans and (5) other competitive data. ITT did not, and does not, publicly release such Inside Information. Disclosure of the Inside Information would irreparably harm ITT and its stockholders because, among other things, of the unfair advantage it would give to ITT's competitors. Hillman and Pearlman each separately spent a full workday reviewing the Inside Information. Although they were not permitted to remove the original materials from ITT's headquarters, Hillman took copious notes, which he was permitted to and did take with him.

    15. Hillman and Pearlman thereafter discussed with and relayed to Bally's employees and advisors, including Bally's then-CEO Arthur Goldberg, the Inside Information they had reviewed and received.

    16. On December 18, 1996, pursuant to an Agreement and Plan of Merger dated as of June 6, 1996, as amended, Bally merged with and into Hilton.

    17. Upon completion of the acquisition of Bally by Hilton, Arthur Goldberg became a member of Hilton's Board of Directors and was appointed an Executive Vice President and the President--Gaming Operations of Hilton. Arthur Goldberg is in possession of the Inside Information, as are other, presently unknown, former employees and/or representatives of Bally who are now employed and/or retained by Hilton.

    18. Arthur Goldberg has continued to serve on Hilton's Board of Directors during Hilton's consideration of initiating an offer for ITT and has actively participated in that process in his capacity as a Director and as Executive Vice President and President--Gaming Operations.

    19. In addition, Hilton has retained outside counsel that has access to confidential information of ITT.

    20. On January 28, 1997, during a conference call with industry analysts, Stephen Bollenbach, the President and Chief Executive Officer of Hilton, stated that Hilton's outside legal advisers in connection with the Offer and Proposed Squeeze Out Merger are Latham & Watkins ("Latham") and Wachtell, Lipton, Rosen & Katz ("Wachtell").

    21. Latham is currently representing ITT and its subsidiaries on very substantial matters, including antitrust, litigation and regulatory matters. During the course of such representation, Latham has received privileged communications, client confidences and highly confidential business plans and other strategic information about ITT and its subsidiaries (the "Privileged Information"). Such information is useful in evaluating ITT and its business.

    22. For example, Latham is currently representing ITT and its subsidiary, ITT Educational Services, Inc. ("ESI") in litigation in San Diego titled Eldredge, et al. v. ESI, et al. Latham has already been paid over $1 million for its representation in connection with that matter. Latham is also representing ESI in other current judicial proceedings, and has represented ESI recently in and legislative proceedings. In the course of this representation, Latham has been afforded access to, and entrusted with, highly confidential information regarding ESI's business, including internal market study reports, private consultant information, confidential regulatory filings and internal privileged communications. Since Hilton has indicated that ESI is a business it might divest if the Offer and Proposed Squeeze Out Merger were consummated, the information entrusted to Latham is material to Hilton's Offer.

    23. Similarly, Latham is regulatory counsel for WBIS, a New York television station that ITT owns in partnership with Dow Jones & Co. In this connection Latham has provided advice (WBIS has no separate legal department) since July 1995, before ITT and Dow Jones & Co. even acquired the station. In this capacity, Latham has been entrusted with access to highly confidential business plans for increasing station coverage beyond the immediate New York metropolitan area. Station coverage is a key factor affecting the value of a start-up television station.

Plans for joint marketing with other program suppliers, which may dramatically affect the value of ITT's investment in WBIS, have also been disclosed to Latham. Since Hilton has indicated that, if the Offer and Proposed Squeeze Out Merger are consummated, Hilton might divest ITT's ownership in WBIS, the information entrusted to Latham is material to Hilton's Offer.

    24. Likewise, Latham is currently antitrust counsel to ITT. In the course of this representation, Latham has been consulted as to significant antitrust matters and provided confidential business information concerning ITT subsidiaries. Most recently, Latham has been provided with privileged materials, attorney work product and confidential business information as to competitive strategy, expansion plans and pricing strategy. Such information is competitively sensitive and germane to valuation of ITT and to advising a potential bidder for ITT.

    25. Latham made no disclosure to ITT prior to undertaking representation of Hilton in connection with the Offer and Proposed Squeeze Out Merger.

    26.  Latham's representation of Hilton is adverse to ITT.

    27.  ITT has not consented to Latham's representation of Hilton.

    28. Latham, having been advised by ITT of the ethical problems created by its simultaneous representation of ITT and Hilton, attempted to withdraw as counsel to ITT in connection with the Eldredge matter in a letter dated January 31, 1997. ITT has not agreed to Latham's attempted withdrawal. Latham's purported withdrawal is null and void.

    29. Latham has evaded ITT's inquiries about Latham's adverse representation of Hilton. Indeed, Latham has four times refused even to respond to the question whether it is representing Hilton. First, on January 28, 1997, Theodore J. Fischkin, Assistant General Counsel and Director, Litigation and Antitrust Compliance for ITT, telephoned Joseph J. Wheeler, the Latham partner in charge of the Eldredge matter, to discuss ITT's concerns. Mr. Wheeler informed Mr. Fischkin that he would make inquiries and call Mr. Fischkin back. After conferring with another Latham partner, Bruce Rosenblum, Mr. Wheeler would state only that Latham itself would not "implement" actions hostile to ITT. Mr. Wheeler was unable to answer questions about Latham's role in Hilton's Offer or to explain why no disclosures had been made to ITT. ITT was subsequently informed that Latham's position would be explained by Donald P. Newell, Esq., a member of Latham's Executive Committee. Second, Mr. Newell's "explanation" consisted of a conclusory statement that Latham was acting ethically. Mr. Newell refused to comment when asked about the facts supporting this assertion and whether Latham was advising Hilton against ITT. Third, on February 5, 1997, ITT's General Counsel, Richard S. Ward, wrote to Robert M. Dell, Esq., Latham's Managing Partner, seeking assurances that Latham is not serving as counsel to Hilton in its efforts to acquire ITT. Mr. Newell responded on behalf of Latham to Mr. Ward's letter to Mr. Dell. In his letter, Mr. Newell failed to confirm or deny that Latham was representing Hilton. Instead, Mr. Newell threatened ITT that Latham would "hold accountable all persons who participate in such an unwarranted attack on this firm." Fourth, on February 6, 1997, Mr. Ward wrote to Mr. Newell, again requesting an answer to the question of whether Latham was representing Hilton in its bid to acquire control of ITT. Once again Mr. Newell failed to confirm or deny that Latham was representing Hilton. Even though Mr. Bollenbach publicly announced Hilton's representation by Latham, Latham will say only that "it would not be appropriate to discuss this firm's representation of others."

    30. Latham's representation of Hilton while it represents ITT is in no way "appropriate".

    31. Hilton was aware of, and procured or acquiesced in, Latham's breach of its ethical duties.

    32. By virtue of Hilton's retention and use of Latham, both Hilton and Wachtell have had access to the Privileged Information.

    33. On February 5, 1997, Mr. Ward wrote to Bernard W. Nussbaum, Esq. of Wachtell requesting, in light of the fact that Wachtell and Latham have clearly had discussions as part of their representation of Hilton, an explanation of why Wachtell has not been infected with the same ethical and legal problems as Latham.

    34.  Wachtell has not responded to that request.

LACK OF DISCLOSURE IN HILTON'S SCHEDULE 14D-1

    35. Pursuant to Section 14 of the Securities and Exchange Act of 1934 and the rules and regulations thereunder, Hilton is required in the Schedule 14D-1 to disclose all material facts, including all material risks that the Offer and Proposed Squeeze Out Merger will not be approved or consummated.

    36. Although Hilton has made the Offer conditional upon satisfying the waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Hilton has failed to disclose that there is a significant risk that the Federal agencies will conclude that the Offer and Proposed Squeeze Out Merger may tend to substantially lessen competition in the Atlantic City gaming market, and other relevant markets, in violation of
Section 7 of the Clayton Act (15 U.S.C. Section 18) or otherwise violate the antitrust laws.

    37. For example, Hilton, although very concerned about antitrust issues, has failed to disclose the level of concentration in the Atlantic City gaming market; Hilton's existing market share; its projected market share following the Proposed Squeeze Out Merger, especially given that Hilton is reported to be currently negotiating to acquire another Atlantic City competitor, Claridge Hotel and Casino ("Claridge"); and Hilton's projected market share following an acquisition of both Claridge and ITT.

    38. Similarly, although Hilton has made the Offer conditional upon obtaining the necessary gaming approvals from, inter alia, the New Jersey gaming authorities, Hilton has failed to disclose in its Schedule 14D-1 sufficient information in order to allow ITT's stockholders to make an informed decision about the likelihood of Hilton obtaining such approvals and has failed to disclose that there is a significant risk that the Offer and

Proposed Squeeze Out Merger may not receive required regulatory approvals by the New Jersey gaming authorities.

    39. The New Jersey Casino Control Act (the "Act") regulates the ownership of New Jersey casinos and requires Hilton to obtain approval from the New Jersey Casino Control Commission in order to become the owner of ITT's casinos in Atlantic City. In its Schedule 14D-1, Hilton notes that the qualification criteria include: "its financial stability, integrity and responsibility, the integrity and adequacy of its financial resources which bear any relation to the casino project; its good character, honesty and integrity; and the sufficiency of its business and casino experience to establish the likelihood of a successful, efficient casino operation."

    40. The Act provides further that a casino license cannot be held by any person in the event the holding of the license will result in "undue economic concentration" in Atlantic City casino operations by that person. Hilton will have the burden of demonstrating to the New Jersey Casino Control Commission by clear and convincing evidence that its proposed acquisition of ITT's Atlantic City properties will not result in undue economic concentration. Among the factors considered by the New Jersey Casino Control Commission in determining whether such an acquisition would result in undue economic concentration are: current market shares (based on a variety of factors, including revenues, square footage and employees); the estimated increase in market shares as a result of the acquisition; current market conditions; and the impact of the acquisition on projected future growth and development of the industry and Atlantic City.

    41. Hilton has completely failed to disclose that undue economic concentration is one of the factors considered by the New Jersey gaming authorities, what the economic concentration is in New Jersey and the implications of Hilton's plans, including the implications of Hilton's plan to discontinue a substantial portion of ITT's planned $3 billion capital expenditure plan following the Proposed Squeeze Out Merger.

    42. Hilton has thus failed to disclose sufficient information to enable ITT's stockholders to make an informed decision concerning the likelihood that the Offer and Proposed Squeeze Out Merger will pass scrutiny by the New Jersey Casino Control Commission and Federal antitrust authorities.

    43. Prior to January 27, 1997, Hilton and HFS began discussing the possibility of a hostile offer for ITT and how the two competing companies could benefit from such an acquisition.

    44. Hilton and HFS decided that HFS would participate in and contribute to the acquisition of ITT by Hilton by licensing, on a long-term, worldwide basis, the Sheraton trademark, franchise system and management agreements. The revenues and/or the monetization thereof to be realized by Hilton are integral to Hilton's plans to finance the Offer and Proposed Squeeze Out Merger.

    45. In a press release dated January 27, 1997, Hilton announced that it had reached a preliminary understanding with HFS for HFS to license, on a long-term, worldwide basis, the Sheraton trademark, franchise system and management agreements. The press release did not reveal or discuss the role HFS was playing in the Offer and Proposed Squeeze Out Merger.

    46. In its Schedule 14D-1, Hilton stated that "it has reached a preliminary understanding with HFS under which HFS would license, on a long-term, worldwide basis, [ITT's]

'Sheraton' trademark, franchise system and management agreements." Hilton further stated that, in the event the transaction with HFS is consummated, Hilton "expects that the ongoing cash flows from such transaction or a monetization thereof would be contributed to [HLT] in connection with the Offer or used to repay indebtedness incurred in connection with the Offer and assumed in the Proposed [Squeeze Out] Merger."

    47. Hilton has failed to disclose material information concerning the role of HFS in the Offer and Proposed Squeeze Out Merger and the potential negative impact of HFS's role on the value of ITT's Sheraton and Four Points hotel businesses, including the risk that HFS's role will trigger anti-assignment or exclusivity clauses in various agreements and will lead to termination or non-renewal of hotel management contracts and franchise agreements. Because information concerning the role of HFS and the potential adverse impact on the value of those businesses is relevant and important to, among other things, any determination of the possible future value of Hilton securities following consummation of the Offer and Proposed Squeeze Out Merger, such information is material to ITT's stockholders and should be disclosed.

                                      Count One
                                 (Injunctive Relief)

    48. ITT repeats and realleges the allegations of paragraphs 1 through 47 of its Counterclaim as if fully set forth herein.

    49.  Latham has violated its ethical obligations to ITT.

    50. Hilton has acquiesced in and benefitted from Latham's violation of its ethical obligations to ITT.

    51. ITT seeks injunctive relief requiring Hilton to dismiss Latham as counsel in connection with the Offer and Proposed Squeeze Out Merger.

    52.  ITT has no adequate remedy at law.

                                      Count Two
                                 (Injunctive Relief)

    53. ITT repeats and realleges the allegations of paragraphs 1 through 52 of its Counterclaim as if fully set forth herein.

    54.  The Agreement is a valid and binding contract.

    55. Hilton and certain of its directors, officers, employees and advisors are in possession of material Inside Information pursuant to the Agreement.

    56. Hilton and certain of its directors, officers, employees and advisors, including but not limited to Arthur Goldberg, have a contractual obligation pursuant to the Agreement not to use such Inside Information to the detriment of ITT and its stockholders or for any purpose other than consideration of ITT's proposed acquisition of Bally.

    57. Through the active participation of Arthur Goldberg and other, presently unknown persons in possession of the Inside Information in evaluating whether to and eventually deciding to undertake to obtain control of ITT, Hilton has used this Inside Information to the detriment of ITT and its stockholders and for purposes other than evaluating ITT's proposed acquisition of Bally.
Such use is in breach of the Agreement.

    58. In the Agreement, the parties agreed that, in the event of any breach of the provisions of the Agreement by one party, the other party is entitled to injunctive relief.

    59. ITT seeks injunctive relief enjoining Hilton from further using the Inside Information, from disclosing the Inside Information, and from proceeding with its Offer on the basis of the Inside Information.

    60.  ITT has no adequate remedy at law.

                                     Count Three
                                 (Injunctive Relief)

    61. ITT repeats and realleges the allegations of paragraphs 1 through 60 of its Counterclaim as if fully set forth herein.

    62. Hilton and certain of its directors, officers, employees and advisors have had access to material Inside Information in violation of the Agreement.

    63. As a result of its retention of Latham, Hilton and certain of its directors, officers, employees and advisors have had access to material Privileged Information in violation of Latham's fiduciary duty to ITT.

    64. Through the active participation of Latham, Arthur Goldberg and other, presently unknown persons in possession of the Privileged and Inside Information in evaluating whether to and eventually deciding to undertake to obtain control of ITT,

Hilton has used this Privileged and Inside Information to the detriment of ITT and its stockholders.

    65. Hilton's unlawful misappropriation and use of ITT's Privileged and Inside Information is causing and will continue to cause irreparable harm to ITT and its stockholders. Hilton should not be allowed to reap the benefits of its unlawful misappropriation and use of ITT's Privileged and Inside Information.

    66. ITT seeks injunctive relief enjoining Hilton from further using the Privileged and Inside Information, from utilizing, in any manner adverse to ITT, any advisers who have had access to the Privileged or Inside
Information, from disclosing the Privileged and Inside Information, and from proceeding with its Offer.

    67.  ITT has no adequate remedy at law.

                                     Count Four
                                 (Injunctive Relief)

    68. ITT repeats and realleges the allegations of paragraphs 1 through 67 of its Counterclaim as if fully set forth herein.

    69. Pursuant to Section 14 of the Securities and Exchange Act of 1934 and the rules and regulations thereunder, Hilton is required in its Schedule 14D-1 to disclose all material facts.

    70. Hilton is in wrongful possession of material Privileged and Inside Information.

    71. Disclosure of the Privileged and Inside Information would irreparably harm ITT and its stockholders.

    72. Hilton cannot disclose the material Privileged and Inside Information without further violating fiduciary duties and contractual obligations owed to ITT. Disclosure of the Privileged and Inside Information would further compound the harm to ITT and its stockholders.

    73. ITT seeks injunctive relief enjoining Hilton from proceeding with its Offer.

    74.      ITT has no adequate remedy at law.

                                     Count Five
                                 (Injunctive Relief)

    75. ITT repeats and realleges the allegations of paragraphs 1 through 74 of its Counterclaim as if fully set forth herein.

    76. Hilton has failed to make the necessary disclosures of material information about the Offer and Proposed Squeeze Out Merger in its
Schedule 14D-1, including:

    a. information, including information on undue economic concentration, indicating that there is a significant risk that the Offer and Proposed Squeeze Out Merger may be found to violate the antitrust laws, including
    Section 7 of the Clayton Act;

    b. information, including information on undue economic concentration, indicating that there is a significant risk that the Offer and Proposed Squeeze Out Merger will not be approved by the gaming authorities; and

    c. information concerning the role of HFS, including the possible adverse affects of that role.

    77. By reason of its failures to disclose, Hilton has violated Section 14(d) of the Securities and Exchange Act and the rules thereunder. Unless injunctive relief is granted, such violations will continue.

    78. ITT seeks injunctive relief requiring Hilton to make the required disclosures concerning the Offer and Proposed Squeeze Out Merger.

    79. ITT has no adequate remedy at law.

WHEREFORE, ITT demands and prays for relief as follows:

      1. Denying the relief sought in Hilton's Complaint;

      2. Granting preliminary and permanent injunctive relief requiring Hilton to dismiss Latham as counsel in connection with the Offer and Proposed Squeeze Out Merger;

      3. Granting preliminary and permanent injunctive relief prohibiting Hilton from utilizing, in any manner adverse to ITT, any advisers who have had access to the Privileged or Inside Information;

      4. Granting preliminary and permanent injunctive relief prohibiting Hilton and all others acting in concert or participating with Hilton from using or disclosing the Privileged or Confidential Information;

      5. Granting preliminary and permanent injunctive relief prohibiting Hilton from proceeding with the Offer;

      6. Granting preliminary and permanent injunctive relief in the event the Offer is not enjoined requiring Hilton to make the disclosures required under the Federal Securities laws; and

      7. Granting to ITT such other and further relief as appropriate in the circumstances presented.

DATED this _____ day of February, 1997.

                                                KUMMER KAEMPFER BONNER & RENSHAW


                                               BY:
                                                  -----------------------------
                                                  THOMAS F. KUMMER
                                                  VON S. HEINZ
                                                  Seventh Floor
                                                  3800 Howard Hughes Parkway
                                                  Las Vegas, Nevada  89109
                                                  Attorney for Defendant
                                                  ITT CORPORATION


                                CERTIFICATE OF SERVICE

    Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing ITT CORPORATION'S ANSWER AND COUNTERCLAIM was made this date by delivering by hand a true copy of the same to the following:

              Steve Morris
              Kristina Pickering
              Schreck Morris
              1200 Bank of America Plaza
              300 South Fourth Street
              Las Vegas, Nevada 89101

and by delivering by facsimile and overnight mail a true copy of the same to the following:

              Bernard W. Nussbaum
              Eric M. Roth
              Marc Wolinsky
              Scott L. Black
              Wachtell, Lipton, Rosen & Katz
              51 West 52nd Street
              New York, New York 10019

DATED this ______ day of February, 1997.


                                            --------------------------------
                                            An Employee of Kummer Kaempfer
                                            Bonner & Renshaw

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